

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

December 28, 2007

Charles W. Ergen
Chairman and Chief Executive Officer
EchoStar Holding Corporation
90 Inverness Circle E.
Englewood, Colorado 80112

   Re: EchoStar Holding Corporation
      Form 10-12B
      Filed November 6, 2007
      File No. 001-33807

Dear Mr. Ergen:

  We have completed our review of your Form 10-12B and related filings and have no further comments at this time.

           Sincerely,

           /s/ Michele M. Anderson
           Legal Branch Chief

cc: via facsimile (650) 461-5700
   Scott D. Miller, Esq.
   Sullivan & Cromwell LLP